May 6, 2014

James P. Gerkis Member of the Firm d 212.969.3135 f 212.969.2900 jgerkis@proskauer.com www.proskauer.com

FOIA CONFIDENTIAL TREATMENT REQUEST

VIA EDGAR AND COURIER

Kevin W. Vaughn
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	RCS Capital Corporation Amendment No. 3 to the Registration Statement on Form S-1 Filed May 6, 2014 File No. 333-193925

Dear Mr. Vaughn:

On behalf of RCS Capital Corporation, a Delaware corporation (the “Company”), we are submitting to you a supplement to the Company’s response to comment 14 of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated May 2, 2014.

For convenience of reference, comment 14 is reprinted below in bold and is followed by the corresponding response of the Company.

Terms used and not otherwise defined in this response letter that are defined in the above-referenced registration statement shall have the meanings set forth in the registration statement. All references to “we,” “our” and “us” refer to the Company.

Independent Retail Advice, page 98

14.	Please address the following related to our prior comment 13 regarding your SK Research division:

•	We note your response that the payments made and to be made to Mr. Snyder and Mr. Kearny are not material. However, it is unclear how you assessed materiality for this purpose. Please provide us with your materiality analysis that clearly quantifies the amounts involved. Such analysis should include all payments made as well as obligations for future payments and liabilities assumed.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

May 6, 2014

On March 10, 2014, the Company paid $*** to acquire certain fixed assets and intellectual property, the value of which is in the process of being evaluated by a third-party valuation firm. The Company believes the acquired assets to be immaterial to its overall pro forma and consolidated financial statements. No future payments are required with respect to the purchase price for the purchased assets payable. However, the Company may need to indemnify for certain client claims and may be obligated to make reimbursement payments under a contract. On March 10, 2014, the Company also entered into employment agreements with Messrs. Snyder and Kearny and made the initial payments thereunder to them.

•	In your response you state that you purchased intangible assets. Clearly disclose the specific nature and useful lives of the intangible assets you purchased.

The Company purchased the right to use the business name and rights to three publications on the following topics: (1) non-traded REITs; (2) business development companies; and (3) the general direct investment program industry. These are web-based publications, and the Company now has the right to use their name and format only. No historical data or content related to these web-based publications was purchased by the Company. The Company is in the process of engaging a third-party valuation firm to determine the allocation of the purchase price between the intangible assets purchased and determine their useful lives.

•	Your description of the historical business activities, revenue streams, and presence in the industry of the target even outside the practice of law seems to conflict with your conclusion that you did not acquire a business under ASC 805. The fact that you may expect to utilize a different market distribution system and customer base than was used by the target should not affect the analysis of whether a business was acquired. Tell us whether you believe that a market participant would be capable of operating the acquired assets, liabilities, intellectual property and other acquired intangible assets in order to generate a return, and tell us the specific factors you considered in your conclusion.

•	In this regard, ASC 805-10-55-4 clarifies that employees may be able to provide the necessary processes to produce outputs. Tell us how you considered the fact that you appear to have obtained an organized workforce in connection with this purchase, and that this workforce has a proven history of processes and outputs in one or more of the components which you expect to continue after the purchase.

FOIA confidential treatment requested by RCS Capital Corporation.
Confidential portions have been omitted, as indicated by *** in the text, and submitted to the
Securities and Exchange Commission.

May 6, 2014

The Company hired Todd Snyder and John Kearney and other individuals previously employed by Snyder Kearny LLC (“Snyder Kearney”) as part of an initiative to launch a new research division of the Company. We believe that Messrs. Snyder and Kearney will provide the foundation of our new research division. However, we do not believe that these individuals alone will be able to provide any level of output that would be able to satisfy the requirements of the potential customer base of the new research division in a meaningful manner. We expect that we will require significant additional resources in order to complete the launch of this division. We are relying on the intellectual knowledge base of Messrs. Snyder and Kearney to help the Company shape and create the business model which we intend to rely on to go to market.

The new division, SK Research, will provide focused research, consulting, training and education, and due diligence on traditional and non-traditional investment products. Prior to being hired by the Company, Todd Snyder and John Kearny operated a law firm that provided legal advice and product due diligence for their clients. Messrs. Snyder and Kearny closed their law practice as part of their employment agreements with the Company. The Company is not providing legal advice and product due diligence advice as was done in Snyder Kearny, the prior firm operated by Messrs. Snyder and Kearny. This new division, which is in the beginning stages and will take several months to ramp up, will provide services that are dissimilar to the services provided by Snyder Kearny (other than the publications mentioned above). First, it will not provide legal advice as it is not a law firm. Secondly, this new division will train financial advisors on our independent retail advice platform on product specifics and provide research. The assets purchased can be considered an integrated set of activities and assets purchased, however (a) SK Research has not begun planning principal activities, and (b) there are currently no processes in place that can be applied to the inputs in order to have the ability to create outputs. Anticipated revenue drivers are fees for research and subscription fees on publications.

The Company also evaluated ASC 805-10-55-4 to assess whether this transaction is an asset purchase or an acquisition of a business. We considered the criteria laid out in ASC 805-10-55-4 and interpreted this transaction as an asset purchase. Although the Company appears to have obtained an organized workforce, these individuals were hired to assist the Company in establishing a new research division. The employees do not provide the necessary processes that are capable of being applied to the purchased inputs in order to create outputs. As previously mentioned, these employees were hired for their product and industry experience to assist the Company in building its research capability.

FOIA confidential treatment requested by RCS Capital Corporation.
Confidential portions have been omitted, as indicated by *** in the text, and submitted to the
Securities and Exchange Commission.

May 6, 2014

•	Please provide us with your significance tests performed pursuant to Rule 1 -02(w) and Rule 3-05 of Regulation S-X for this entity.

Given that this transaction is not a business combination, a significance test was not performed. However, with an asset purchase price of $***, and using the Company’s most recent audited fiscal period, this transaction would be below the minimum using all three significance tests.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to James Gerkis at (212) 969-3135.

Yours, sincerely,

/s/ James P. Gerkis

James P. Gerkis

Proskauer Rose LLP

FOIA confidential treatment requested by RCS Capital Corporation.
Confidential portions have been omitted, as indicated by *** in the text, and submitted to the
Securities and Exchange Commission.